                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 10)1



                            PRICE LEGACY CORPORATION
                                (Name of Issuer)


              8 3/4% SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK
                         (Title of Class of Securities)


                                    741444301
                                 (CUSIP Number)


                                 JAMES F. CAHILL
                                 PRICE ENTITIES
                         7979 IVANHOE AVENUE, SUITE 520
                           LA JOLLA, CALIFORNIA 92037
                            TELEPHONE (858) 551-2303
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 9, 2002
             (Date of Event Which Requires Filing of this Statement)



         If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 6 pages)

---------------------------------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 741444301              SCHEDULE 13D/A                PAGE 2 OF 6 PAGES


-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Sol Price
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [_]
                                                                   (b) [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       [_]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S. Citizen
-------------------------------------------------------------------------------
                                    7       SOLE VOTING POWER
          NUMBER OF
                                            4,298,627
           SHARES                   --------------------------------------------
                                    8       SHARED VOTING POWER
        BENEFICIALLY
                                            4,128,302
          OWNED BY                  --------------------------------------------
                                    9       SOLE DISPOSITIVE POWER
       EACH REPORTING
                                            4,298,627
           PERSON                   --------------------------------------------
                                    10      SHARED DISPOSITIVE POWER
            WITH
                                            4,128,302
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,426,929 (see Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         30.7% (see Item 5)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

CUSIP NO. 741444301              SCHEDULE 13D/A                PAGE 3 OF 6 PAGES


             This Amendment No. 10 to Schedule 13D relates to the 8 3/4% Series A Cumulative Redeemable Preferred Stock of Price Legacy Corporation and further amends the Schedule 13D filed by Sol Price on August 27, 1998 and subsequently amended by Amendments No. 1 through 9 thereto (as amended, the "Schedule 13D"). The Schedule 13D is hereby further amended as follows:2


ITEM 1.       SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the 8 3/4% Series A Cumulative Redeemable Preferred Stock of Price Legacy Corporation ("Series A Preferred Stock"), a Maryland corporation ("Price Legacy").

         The address of the principal executive offices of Price Legacy is 17140 Bernardo Center Drive, San Diego, California 92128.


ITEM 2.       IDENTITY AND BACKGROUND.

         (a), (f) This statement on Schedule 13D is filed by Sol Price, a U.S. citizen.

         (b) The principal business address of Mr. Price is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037.

         (c) The principal occupation of Mr. Price is self-employed investor and manager of The Price Group LLC ("Price Group").

         (d)-(e) During the last five years, Mr. Price has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.


ITEM 3.       SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

         Item 3 is not applicable to the transaction described as transaction number 32 in Item 5(c).


ITEM 4.       PURPOSE OF TRANSACTION.

         Item 4 is not applicable to the transactions described as transaction number 32 Item 5(c).


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.3


------------------------------
         2 Transactions reported in the original Schedule 13D filed on August 27, 1998 or any of Amendments No. 1 through 9 thereto are not reported again in this Amendment No. 10 to Schedule 13D. For information about such transactions, please refer to such prior filings.

         3 Calculation of percentage ownership hereunder is based on approximately 27,434,166 shares of Series A Preferred Stock estimated to be issued and outstanding as of June 30, 2002, as reported in the Report on Form 8-K filed by Price Legacy with the Securities and Exchange Commission
(the "SEC") on August 12, 2002.

CUSIP NO. 741444301              SCHEDULE 13D/A                PAGE 4 OF 6 PAGES


         (a) Mr. Price may be deemed to beneficially own 8,426,929 shares of Series A Preferred Stock, representing approximately 30.7% of the outstanding Series A Preferred Stock, as follows:

                        (i) 4,000,000 shares as the sole trustee of the Price Family Charitable Trust U/T/D 3/10/84 ("PFCT");4

                        (ii) 298,627 shares as the sole trustee of the Sol & Helen Price Trust ("SHPT");5

                        (iii) 1,709,502 shares as a director of The Price Family Charitable Fund ("PFCF") and of which Mr. Price disclaims beneficial ownership;

                        (iv) 968,800 shares as a manager of Price Group and of which Mr. Price disclaims beneficial ownership; and

                        (v) 1,450,000 shares as a director of San Diego Revitalization Corp. ("SDRC") and of which Mr. Price disclaims beneficial ownership.

                  These shares exclude 7,518,439 shares of Series A Preferred Stock which may be deemed to be beneficially owned by Robert Price ("Mr. R. Price"), the son of Mr. Price, and of which Mr. Price disclaims beneficial ownership.

         (b) The power to vote and dispose of these 8,426,929 shares is as follows:

                        (i) As the sole trustee of each of PFCT and SHPT, Mr. Price has sole power to vote and dispose of 4,298,627 shares in the aggregate.

                        (ii) As a director of PFCF, Mr. Price may be deemed to share the power to vote and dispose of 1,709,502 shares with Mr. R. Price, James F. Cahill, Jack McGrory, Allison Price, Helen Price, William Gorham, Murray Galinson, and Joseph R. Satz, each of whom is an officer and/or director of PFCF (collectively, the "PFCF Officers and Directors"). Mr. Price disclaims beneficial ownership of these shares.

                        (iii) As a manager of Price Group, Mr. Price may be deemed to share the power to vote and dispose of 968,800 shares with Mr. R. Price, Mr. Cahill, Mr. McGrory, Mr. Galinson, Kathy Hillan, and Mr. Satz, each of whom is a manager of Price Group (collectively, the "Price Group Managers"). Mr. Price disclaims beneficial ownership of these shares.

                        (iv) As a director of SDRC, Mr. Price may be deemed to share the power to vote and dispose of 1,450,000 shares with Mr. R. Price, Mr. Cahill, Mr. McGrory, Ms. A. Price, Mr. Gorham, Mr. Galinson, Ms. Hillan, and Mr. Satz (collectively, the "SDRC Officers and Directors").

                  The principal occupation of Mr. R. Price is self-employed investor and manager of Price Group. The principal occupation of each of Mr. Cahill,

--------------------------------
     4   Excludes 64,133 shares of Series A Preferred Stock pledged to PFCT as described in Item 6.

     5   Excludes 12,800 shares of Series A Preferred Stock pledged to SHPT as described in Item 6.

CUSIP NO. 741444301              SCHEDULE 13D/A                PAGE 5 OF 6 PAGES


                  Mr. McGrory, Mr. Galinson, Ms. Hillan, and Mr. Satz is manager of Price Group. The principal occupation of Mr. Gorham is self-employed investor. Ms. A. Price and Ms. H. Price are not presently employed.

                  The business address of each of the PFCF Officers and Directors, the Price Group Managers, and the SDRC Officers and Directors is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037.

                  During the last five years, none of the PFCF Officers and Directors or the Price Group Managers or the SDRC Officers and Directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

                  Each of the PFCF Officers and Directors, the Price Group Managers, and the SDRC Officers and Directors is a U.S. citizen.

         (c)      32.    On December 9, 2002, PFCF purchased 550,000 shares for
                         $16.30 per share in a private transaction.

         (d)      Not applicable.

         (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Cahill is the borrower and PFCT is the lender under a loan agreement entered into in May 1998. The loan is secured by 64,133 shares of Series A Preferred Stock held by Mr. Cahill and pledged to PFCT. PFCT does not have the right to vote or dispose of the pledged shares unless the loan is in default.

         Mr. McGrory is the borrower and SHPT is the lender under a loan agreement entered into in May 1998. The loan is secured by 12,800 shares of Series A Preferred Stock held by Mr. McGrory and pledged to SHPT. SHPT does not have the right to vote or dispose of the pledge shares unless the loan is in default.


ITEM 7.     EXHIBITS. - Not Applicable.

CUSIP NO. 741444301              SCHEDULE 13D/A                PAGE 6 OF 6 PAGES

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  December 13, 2002


                                                SOL PRICE


                                                /s/ Sol Price
                                                --------------------------------